Zhongchao Inc.

Nanxi Creative Center, Suite 218

841 Yan’an Middle Road

Jing’An District, Shanghai, China 200040

Tel: 021-32205987

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

May 20, 2021

Re:	Zhongchao Inc.
Registration Statement on Form F-3
Filed May 17, 2021
File No. 333-256190

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Zhongchao Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on May 24, 2021, or as soon as thereafter practicable.

Please note that we acknowledge the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Weiguang Yang
Name: Title:	Weiguang Yang Chief Executive Officer and Chairman of the Board of Directors
Zhongchao Inc.

cc:	Arila Zhou, Esq.,
Hunter Taubman Fischer & Li LLC